Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31		2015	2014	2013	2012	2011
Millions
Earnings as Defined
Pretax Income Before Non-Controlling Interest		$166.8	$162.2	$133.3	$135.0	$129.2
Add:	Fixed Charges	71.9	62.5	56.7	51.2	47.6
Less:	Undistributed Income from Less than 50 percent Owned Equity Investment	1.8	2.6	4.1	3.8	3.8
Earnings as Defined		$236.9	$222.1	$185.9	$182.4	$173.0

Fixed Charges
Interest on Long-Term Debt		$64.7	$55.6	$50.9	$47.0	$43.1
Other Interest Charges		1.4	2.0	1.2	0.4	1.6
Interest Component of All Rentals (a)		5.8	4.9	4.6	3.8	2.9
Total Fixed Charges		$71.9	$62.5	$56.7	$51.2	$47.6
Ratio of Earnings to Fixed Charges		3.29	3.55	3.28	3.56	3.63

(a)	Represents interest portion of rents estimated at 33 1/3 percent.